UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                   WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    971892104
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                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                   c/o Wilshire Financial Services Group Inc.
                             1776 SW Madison Street
                             Portland, Oregon 97205
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                                     12/1/99
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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                                  SCHEDULE 13D
CUSIP No. 971892104                                         Page 2 of 6 Pages
-----------------------                                  -----------------------

NAME OF REPORTING PERSONS                                Andrew A. Wiederhorn

1  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    (Intentionally omitted)

--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------
   SEC USE ONLY
3
--------------------------------------------------------------------------------
   SOURCE OF FUNDS                                       N/A
4
--------------------------------------------------------------------------------
   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5 2(D) OR 2(E)                                                              |_|

--------------------------------------------------------------------------------
  CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
6
--------------------------------------------------------------------------------
                              SOLE VOTING POWER          50,000
                           7
           NUMBER OF      ------------------------------------------------------
            SHARES         8  SHARED VOTING POWER        716,633
         BENEFICIALLY
          OWNED BY        ------------------------------------------------------
            EACH              SOLE DISPOSITIVE POWER     50,000
          REPORTING        9
         PERSON WITH      ------------------------------------------------------
                              SHARED DISPOSITIVE POWER   716,633
                           10
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT
   PERSON
11                                                       766,633
--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
12                                                       [ ]
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    6.7%
13
--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON                                     IN
14
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 971892104                                         Page 3 of 6 Pages
-----------------------                                  -----------------------

NAME OF REPORTING PERSONS                                Tiffany Wiederhorn

1  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    (Intentionally omitted)

--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------
   SEC USE ONLY
3
--------------------------------------------------------------------------------
   SOURCE OF FUNDS                                       PF
4
--------------------------------------------------------------------------------
   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5 2(D) OR 2(E)                                                              |_|

--------------------------------------------------------------------------------
  CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
6
--------------------------------------------------------------------------------
                              SOLE VOTING POWER          603,001
                           7
           NUMBER OF      ------------------------------------------------------
            SHARES         8  SHARED VOTING POWER        766,633
         BENEFICIALLY
          OWNED BY        ------------------------------------------------------
            EACH              SOLE DISPOSITIVE POWER     603,001
          REPORTING        9
         PERSON WITH      ------------------------------------------------------
                              SHARED DISPOSITIVE POWER   766,633
                           10
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT
   PERSON
11                                                       766,633
--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
12                                                       [ ]
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    6.7%
13
--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON                                     IN
14
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 971892104                                         Page 4 of 6 Pages
-----------------------                                  -----------------------

NAME OF REPORTING PERSONS                                TTMM, L.P.

1  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    (Intentionally omitted)

--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------
   SEC USE ONLY
3
--------------------------------------------------------------------------------
   SOURCE OF FUNDS                                       WC
4
--------------------------------------------------------------------------------
   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5 2(D) OR 2(E)                                                              |_|

--------------------------------------------------------------------------------
  CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware
6
--------------------------------------------------------------------------------
                              SOLE VOTING POWER          100,000
                           7
           NUMBER OF      ------------------------------------------------------
            SHARES         8  SHARED VOTING POWER        0
         BENEFICIALLY
          OWNED BY        ------------------------------------------------------
            EACH              SOLE DISPOSITIVE POWER     100,000
          REPORTING        9
         PERSON WITH      ------------------------------------------------------
                              SHARED DISPOSITIVE POWER   0
                           10
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT
   PERSON
11                                                       100,00
--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
12                                                       [ ]
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.8%
13
--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON                                     PN
14
--------------------------------------------------------------------------------

     Items 3 and 5 of the Schedule 13D, dated March 16, 1999, as amended, relating to the Common Stock, par value $0.0001 of Wilshire Real Estate Investment Inc., a Maryland corporation, are hereby amended in their entirety as set forth below. Terms not defined herein shall have the meaning ascribed thereto in the Schedule 13D.

     Item 3.  Source and Amount of Funds or other consideration

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire shares of Common Stock reported in Item 5 below was as follows:

            Name                  Amount                 Source of Funds

     Andrew A. Wiederhorn      $109,375.00               personal funds
     Tiffany Wiederhorn        $2,063,876.05             personal funds
     TTMM, LP                  $375,000.00               working capital

     Item 5. Interest in Securities of the Issuer

     Set forth below is certain information concerning all transactions in the Common Stock in which Reporting Persons engaged during the past 60 days. All of such transactions were effected on Nasdaq.


Name                   Transaction Date     Number of Shares     Price Per Share
Andrew Wiederhorn      12/1/99              50,000               2 3/16
Tiffany Wiederhorn     9/30/99              1,000                3


     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:


Name                           Number of Shares              Percentage
Andrew Wiederhorn              766,633(1)                    6.7%
Tiffany Wiederhorn             766,633(2)                    6.7%
TTMM, L.P.                     100,000                       0.8%
---------
(1) Includes 716,633 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 13,632 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Andrew Wiederhorn shares voting and dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Andrew Wiederhorn disclaims beneficial ownership of such shares of Common Stock.
(2)  Includes  163,632  shares of  Common  Stock  owned by the  other  Reporting
     Persons. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also Includes 13,632 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Tiffany Wiederhorn shares voting and dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock.

                                   Signatures

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

December 20, 1999                        /s/ Andrew A. Wiederhorn
                                        ----------------------------------------
                                        Andrew Wiederhorn


December 20, 1999                        *
                                        ----------------------------------------
                                        Tiffany Wiederhorn


December 20, 1999                       TTMM, LP

                                        By: IVY CAPITAL PARTNERS, L.P.,
                                             its general partner

                                        By: WIEDERHORN FAMILY LIMITED
                                             PARTNERSHIP, its general partner

                                        By: *
                                            ------------------------------------
                                            Tiffany Wiederhorn,
                                              its general partner


*    By: /s/ Andrew A. Wiederhorn
        -----------------------------
          Andrew A. Wiederhorn
          Attorney-in-fact



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